Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have completed a public offering of the securities described herein in the United States pursuant to our shelf registration statement on Form F-3ASR filed with the United States Securities and Exchange Commission on March 9, 2021.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the prospectus dated March 12, 2021 (the “Prospectus”) issued by Baidu, Inc. (the “Company”).

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

COMPLETION OF ON-MARKET PURCHASES BY

STABILIZING MANAGER

AND

DISCONTINUANCE OF STABILIZING ACTIONS BY THE

STABILIZING MANAGER

References are made to the Prospectus and the allotment results announcement of the Company dated March 22, 2021 (the “Announcement”). As disclosed in the Announcement, there was an over-allocation of 14,250,000 Offer Shares in the International Offering and such over-allocation will be settled using Shares to be borrowed pursuant to the Stock Borrowing Agreement, with such borrowed shares in turn to be covered by, among other methods, Shares purchased in the secondary market at prices that do not exceed the Public Offer Price.

We hereby announce that on March 30, 2021, the Stabilizing Manager has completed the purchase of 14,250,000 Shares in the secondary market at prices that do not exceed the Public Offer Price. As disclosed on page 344 of the Prospectus, stabilizing action in connection with the Global Offering by the Stabilizing Manager may be discontinued at any time. As at the date of this announcement, all stabilizing actions had discontinued. No further stabilizing actions will be undertaken by the Stabilizing Manager before the end of the stabilization period.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By Order of the Board Baidu, Inc. Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, March 30, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

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